UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 13)*

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(a)

EMERSON RADIO CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

291087203

(CUSIP Number)

Ruby Lee Yen Kee, Esq.
Managing Director, Legal
The Grande Holdings Limited
No. 456, Alexandra Road
#12-01, NOL Building
Singapore 119962
011-65-6371-1846

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No.	291087203	SCHEDULE 13D

1	NAME OF REPORTING PERSON S&T International Distribution Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARE VOTING POWER 15,634,482 shares of Common Stock.
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,634,482 shares of Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,634,482 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.63%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	291087203	SCHEDULE 13D

1	NAME OF REPORTING PERSON Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARE VOTING POWER 15,634,482 shares of Common Stock.
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,634,482 shares of Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,634,482 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.63%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	291087203	SCHEDULE 13D

1	NAME OF REPORTING PERSON The Grande Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARE VOTING POWER 15,634,482 shares of Common Stock.
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,634,482 shares of Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,634,482 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.63%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	291087203	SCHEDULE 13D

1	NAME OF REPORTING PERSON Christopher Ho Wing On
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARE VOTING POWER 15,634,482 shares of Common Stock.
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,634,482 shares of Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,634,482 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.63%
14	TYPE OF REPORTING PERSON IN

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of Common Stock (the “Common Stock”), of Emerson Radio Corp. (the “Emerson”), as originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T”), The Grande Group Limited (“GGL”) and Mr. Christopher Ho Wing On (“Mr. Ho” and, together with Grande Holdings, N.A.K.S., S&T and GGL, the “Reporting Persons”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”) and Amendment No. 12 dated November 1, 2007 (“Amendment No. 12 and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Previous Filings”), all filed by the Reporting Persons.  This Statement is being filed to correct certain inaccuracies in the Previous Filings.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Previous Filings is hereby amended as follows:

Item 2 of the Previous Filings included the following statements:

“As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,634,482 shares of Emerson’s Common Stock held by it, which include 1,853,882 shares recently acquired from the Singer Children’s Management Trust, as further set forth in Items 3 and 6 below (the “S&T Shares”).  As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the S&T Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Shares held for the account of S&T.  As the owner of approximately 67% of the share capital of Grande Holdings, Barrican Investments Corporation (“Barrican”) has the indirect power to vote and dispose of the Shares held for the account of S&T.  As the sole parent of Barrican, The Grande International Holdings Ltd (“Grande International”) has the indirect power to vote and dispose of the Shares held for the account of S&T.  As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Shares held for the account of S&T.  As the sole beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Shares held for the account of S&T.  In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Shares held for the account of S&T.”

The statements regarding the Ho Family Trust were and remain inaccurate in two respects:  First, Mr. Ho is not the sole beneficiary of the Ho Family Trust.  Although Mr. Ho is a beneficiary of the trust, other members of his family are also beneficiaries.  Second, the Ho

Family Trust is an irrevocable discretionary trust and Mr. Ho does not have the indirect power to vote and dispose of the Shares held for the account of S&T by reason of his status as one of the beneficiaries of the Trust.  Nonetheless, Mr Ho is the Chairman of Grande Holdings and one of the representatives of the Grande group on the board of directors of Emerson (currently serving as the Chairman of Emerson).  As a result, Mr. Ho shares the power to direct the voting and disposition of the Shares held for the account of S&T and may accordingly still be deemed to be the beneficial owner of such Shares.

The 67% of the share capital of Barrican previously held by Grande International was subsequently transferred (and continues to be held) by Airwave Corporation Limited (“Airwave”).  The Ho Family Trust owns all the share capital of Airwave.  Furthermore, on September 1, 2009, the High Court of the Hong Kong Special Administrative Region Court of First Instance appointed Mr. Robin Derrick Darton and Mr. Jeremy William Le Messurier Scott as joint and several receivers for the assets of Mr. Ho and the Ho Family Trust in connection with a pending action brought against Grande Holdings, Mr. Ho and certain other defendants by the liquidators of Akai Holdings Limited.  On October 5, 2009, the parties in that action agreed to a settlement of the plaintiff’s claims and on October 15, 2009 the court entered a stay of the order appointing the receiver.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Previous Filings is hereby amended as follows:

Item 5 of the Previous Filings included the following statements:

“S&T is the record owner of the S&T Shares.  As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the S&T Shares.  As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Shares.  Mr. Ho has a beneficial interest in approximately 67% of the capital stock of Grande Holdings.  By virtue of such interest and his position with Grande Holdings, Mr. Ho may be deemed to have power to vote and power to dispose of the Shares beneficially held by Grande Holdings.”

The last two sentences of the foregoing provision are hereby deleted and replaced by the following sentences:

“Mr. Ho is the Chairman of Grande Holdings and one of the representatives of the Grande group on the board of directors of Emerson (currently serving as the Chairman of Emerson).  By virtue of the foregoing, Mr. Ho may be deemed to share the power to direct the voting and disposition of the Shares held for the account of S&T, representing 57.63% of the outstanding Common Stock of Emerson.”

This Statement is being filed pursuant to the Joint Filing Agreement, dated October 1, 2007 among the Reporting Persons, a copy of which was filed as Exhibit 1 to Amendment No. 12.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2009

/s/  CHRISTOPHER HO WING ON
CHRISTOPHER HO WING ON

THE GRANDE HOLDINGS LIMITED

By:  /s/ PAUL LAW
Name:  PAUL LAW
Title:   DIRECTOR

GRANDE N.A.K.S. LTD.

By:  /s/  ADRIAN C.C. MA
Name:   ADRIAN C.C. MA
Title:      DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LTD.

By:  /s/  ADRIAN C.C. MA  For and on behalf of GRANDE N.A.K.S. LTD
Name:    GRANDE N.A.K.S. LTD.
Title:      DIRECTOR